EXHIBIT 99.1

PINTO OFFSHORE HOLDINGS, LLC
CONTENTS

Financial Statements
Report of Independent Registered Public Accounting Firm	2
Balance Sheets as of December 31, 2016 and 2015 (restated)	3
Statements of Income for the Year Ended December 31, 2016 and for the Period from September 9, 2015 (Inception) through December 31, 2015 (restated)	4
Statements of Changes in Members' Equity for the Year Ended December 31, 2016 and for the Period from September 9, 2015 (Inception) through December 31, 2015 (restated)	5
Statements of Cash Flows for the Year Ended December 31, 2016 and for the Period from September 9, 2015 (Inception) through December 31, 2015 (restated)	6
Notes to Financial Statements	7-11

EXHIBIT 99.1

Report of Independent Registered Public Accounting Firm

Members
Pinto Offshore Holdings, LLC
Houston, Texas

We have audited the accompanying balance sheets of Pinto Offshore Holdings, LLC (the “Company”) as of December 31, 2016 and 2015 and the related statements of income, changes in members’ equity, and cash flows for the year ended December 31, 2016 and for the period from September 9, 2015 (Inception) through December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinto Offshore Holdings, LLC at December 31, 2016 and 2015, and the results of its operations and its cash flows for the year ended December 31, 2016 and for the period from September 9, 2015 (Inception) through December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the financial statements, the 2015 financial statements have been restated to correct a misstatement.

/s/ BDO USA, LLP

Houston, Texas
March 3, 2017

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.
BDO is the brand name for the BDO network and for each of the BDO Member Firms.

EXHIBIT 99.1

PINTO OFFSHORE HOLDINGS, LLC
BALANCE SHEETS
(in thousands)

	December 31,
	2016	2015
		(Restated) ( See Note 6)
Assets
Current assets
Investment in unconsolidated affiliates	$132,610	$213,422
Total Assets	$132,610	$213,422

Liabilities and Members' Equity
Current Liabilities
Accounts payable and accrued liabilities	$—	$10
Total current liabilities	—	10

Total liabilities	—	10
Commitments and contingencies - Note 3

Members' Equity	132,610	213,412
Total liabilities and members' equity	$132,610	$213,422

See accompanying notes to financial statements.

EXHIBIT 99.1

PINTO OFFSHORE HOLDINGS, LLC
STATEMENTS OF INCOME
(in thousands)

	Year Ended December 31, 2016	For the Period from September 9, 2015 (Inception) through December 31, 2015
		(Restated) ( See Note 6)
Equity in earnings of unconsolidated affiliates	$103,770	$27,080

General and administrative expenses	223	111

Net Income	$103,547	$26,969

See accompanying notes to financial statements.

EXHIBIT 99.1

PINTO OFFSHORE HOLDINGS, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(in thousands, except unit amounts)

	Units
	Issued	Amount
Balance, September 9, 2015 (Inception)	$—	$—
Issuance of membership units in exchange for assets contributed	10,000	235,334
Distributions	—	(48,992)
Capital contributions	—	101
Net income (restated)	—	26,969
Balance, December 31, 2015 (Restated)	10,000	213,412
Distributions	—	(184,582)
Capital contributions	—	233
Net income	—	103,547
Balance, December 31, 2016	10,000	$132,610

See accompanying notes to financial statements.

.

EXHIBIT 99.1

PINTO OFFSHORE HOLDINGS, LLC
STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2016	For the Period from September 9, 2015 (Inception) through December 31, 2015
		(Restated) (See Note 6)
Cash flows from operating activities	$103,547	$26,969
Net income
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of unconsolidated affiliates	(103,770)	(27,080)
Distributions from unconsolidated affiliates	184,582	48,992
Changes in operating assets and liabilities:
Accounts payable and other current liabilities	(10)	10
Net cash provided by operating activities	184,349	48,891
Cash flows from investing activities	—	—
Cash flows from financing activities
Distributions to members, net	(184,349)	(48,891)
Net cash used in financing activities	(184,349)	(48,891)
Change in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of year	—	—
Cash and cash equivalents, end of year	$—	$—
Non-cash investing and financing activities
Assets contributed in exchange for membership units	$—	$235,334
Capitalization of amount due to members	$233	$101

See accompanying notes to financial statements.

EXHIBIT 99.1

PINTO OFFSORE HOLDINGS, LLC
NOTES TO FINANCIAL STATEMENTS
(in thousands)

1.	Organization and Nature of Operations
Pinto Offshore Holdings, LLC (the “Company”) was formed in the state of Delaware as a limited liability company on September 9, 2015. The Company will continue in existence until it is dissolved and terminated by the members of the Company in accordance with the provisions of the Amended and Restated Limited Liability Agreement (the “LLC Agreement”). The purpose of the Company is to directly or indirectly acquire, own, hold, manage, and dispose of the limited liability company interests of Delta House FPS LLC, a Delaware limited liability company (“FPS”), and Delta House Oil and Gas Lateral LLC, a Delaware limited liability company (“OGL”).

OGL receives and transports hydrocarbons from the Marmalard, Neidermeyer, and SOB II prospects (the “Anchor Prospects”), the Blue Wing Olive, Malachite, and SOB III prospects (the “Secondary Prospects”), and the Otis and Odd Job prospects (the “Additional Priority Prospects”) in the Gulf of Mexico, and any future additional prospects from a floating production system (the “Base FPS”), which has been developed and is operated by FPS, to commercial pipeline operators. The Base FPS and the oil and gas lateral transportation facilities initiated operations in April 2015.

Profits and losses are allocated to the members in proportion to their equity percentage interests. Assets were contributed to the Company and all privileges, preferences, duties, liabilities, obligations, and rights set forth in the LLC Agreement commenced on September 18, 2015.

The Company has reviewed its relationships with FPS and OGL and determined that the relationships meet the criteria to be considered variable interest entities (“VIEs”) as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 810, Consolidation. However, the Company has determined it does not have the power to direct the activities of FPS and OGL that most significantly impact their performance, such as oversight of day-to-day operations, hiring, scheduling, and maintaining the workforce that operates FPS and OGL, ongoing repairs and maintenance including selecting and hiring the contractors or employees performing that work, and operating the facilities. The power to direct those activities and decisions are held by FPS and OGL’s operator. Additionally, there are no substantive kick-out or liquidation rights to remove the operator. As the Company is not the primary beneficiary of FPS and OGL, but can exercise significant influence, the Company accounts for its investments in FPS and OGL as equity method investments.

2.	Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation

The financial statements have been prepared in U.S. dollars using accounting principles generally accepted in the United States ("GAAP").

Equity Method Investments

Investments in which the Company has the ability to exercise significant influence, but are not deemed to have control, are accounted for under the equity method. The Company’s unconsolidated affiliates, FPS and OGL, are accounted for under the equity method. The investment in unconsolidated affiliates represents the carrying amount on the Company’s balance sheet of its investment in its equity method investees. This is not an indicator of the fair value of the investments, rather it is the initial cost adjusted for the entity's share of earnings and losses of the investees, adjusted for any distributions (dividends) and other than temporary impairment losses recognized. Equity in the earnings of unconsolidated affiliates reported on the statement of income represents the Company’s proportionate share of the net income of its investees for the period to which the equity method of accounting is applied.

Fair Value of Financial Instruments

The Company’s financial instruments consist of accounts payable. The carrying amount approximates fair value due to the

EXHIBIT 99.1

short-term nature of those instruments.

Use of Estimates

When preparing financial statements in conformity with U.S. GAAP, management must make estimates and assumptions based on information available at the time. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities as of the date of the financial statements. Estimates and assumptions are based on information available at the time such estimates and assumptions are made. Adjustments made with respect to the use of these estimates and assumptions often relate to information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements. Actual results could differ materially from estimated amounts.

Concentration of Credit Risk

The Company’s investments in unconsolidated affiliates are composed of operations located in the Gulf of Mexico which provide infrastructure capacity and transportation services to producers of oil and natural gas. Those affiliates have a concentration of accounts receivable balances due from companies engaged in the production of oil and natural gas in the Gulf of Mexico. The affiliates’ customers may be similarly affected by changes in economic, regulatory, weather, or other factors.

Income Taxes

The Company files its federal income tax return as a limited liability corporation under the Internal Revenue Code. In lieu of corporate income taxes, the members of the Company are taxed on their proportionate share of the Company’s taxable income. Accordingly, no provision or liability has been recognized for federal income tax purposes in the accompanying financial statements, as taxes are the responsibility of the individual members of the Company.

Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company had no uncertain tax positions as of December 31, 2016 and 2015. During the year ended December 31, 2016 and for the period from September 9, 2015 (Inception) through December 31, 2015, the Company did not incur any income tax-related interest or penalties.

Recent Accounting Pronouncements

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). The ASU intends to reduce diversity in practice on how the following cash activities are presented in the statement of cash flows: (1) debt prepayment or debt extinguishment costs; (2) settlement of zero-coupon debt instruments; (3) contingent considerations payments made after a business combination; (4) proceeds from the settlement of insurance claims; (5) proceeds from the settlement of corporate and bank-owned life insurance policies; (6) distributions received from equity method investments; and (7) beneficial interests in securitization transactions. The guidance also describes a predominance principle in which cash flows with aspects of more than one class that cannot be separated should be classified based on the activity that is likely to be the predominant source or use of cash flow. The guidance is effective for public entities for annual and interim periods beginning after December 15, 2017, and effective for nonpublic entities for annual periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Early adoption is permitted, provided that all of the amendments are adopted in the same period, and must be applied using a retrospective transition method. The Company is currently evaluating the impact of the guidance on its financial statements. The Company has significant distributions from equity method investees that will be evaluated under this new guidance.

In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. The ASU amends the consolidation requirements that apply to a single decision maker’s evaluation of interests held through related parties that are under common control when it is determining whether it is the primary beneficiary of a variable interest entity (VIE). Under the ASU, a reporting entity considers its indirect economic interests in a VIE held through related parties that are under common control on a proportionate basis, in a manner consistent with its consideration of its indirect economic interests held through related parties that are not under common control. The guidance is effective for public entities for annual and interim periods beginning after December 15, 2016, and effective for nonpublic

EXHIBIT 99.1

entities for annual periods beginning after December 15, 2016, and interim reporting periods within annual reporting periods beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company has evaluated this standard and determined that it will not have an impact on its financial statements.

3.	Commitments and Contingencies
Legal Proceedings

The Company is not currently party to any pending litigation or governmental proceedings, other than ordinary routine litigation incidental to its business. While the ultimate impact of any proceedings cannot be predicted with certainty, the Company believes that the resolution of any of its pending proceedings will not have a material effect on its financial condition or results of operations.

Environmental Matters

Both FPS and OGL are subject to federal and state laws and regulations relating to the protection of the environment. Environmental risk is inherent to processing platform operations and oil and natural gas pipeline transportation, and the Company, at times, in connection with its investment in FPS and OGL, could be subject to environmental cleanup and enforcement actions. The Company is not aware of any material environmental matters.

4.	Investments in Unconsolidated Affiliates
On September 18, 2015, Toga Offshore, LLC (“Toga”), the Company’s majority owner, contributed 49% of the outstanding Class A membership units of FPS and 49% of the outstanding Class A membership units of OGL to the Company for no consideration. As this was a transaction between entities under common control, the investments in FPS and OGL were transferred at Toga’s carrying value as of the contribution date. The change in the Company’s investments in FPS and OGL for the year ended December 31, 2016 and for the period from September 9, 2015 (Inception) through December 31, 2015 are summarized as follows (in thousands):

	FPS	OGL	Total
September 9, 2015 (Inception)	$—	$—	$—
Contribution of investment	145,261	90,073	235,334
Distributions	(40,519)	(8,473)	(48,992)
Equity in earnings of unconsolidated affiliates	19,074	8,006	27,080
December 31, 2015 (Restated)	123,816	89,606	213,422
Distributions	(152,169)	(32,413)	(184,582)
Equity in earnings of unconsolidated affiliates	72,875	30,895	103,770
December 31, 2016	$44,522	$88,088	$132,610

EXHIBIT 99.1

Summarized financial information for FPS and OGL as of December 31, 2016 and 2015, for the year ended December 31, 2016, and for the period from September 18, 2015 through December 31, 2015, is as follows (in thousands):

	FPS		OGL
	As of December 31, 2016	As of December 31, 2015	As of December 31, 2016	As of December 31, 2015
Current Assets	$58,445	$125,260	$13,726	$11,565
Non-current assets	$644,438	$658,127	$168,654	$173,536
Current liabilities	$110,058	$129,056	$189	$33
Non-current liabilities	$458,326	$358,008	$2,418	$2,198

	Year Ended December 31, 2016	For the Period from September 18, 2015 through December 31, 2015	Year Ended December 31, 2016	For the Period from September 18, 2015 through December 31, 2015
Revenues - related party	$182,059	$48,155	$68,381	$17,932
Income from operations	$161,764	$42,503	$63,051	$16,337
Net income	$148,725	$38,929	$63,051	$16,337

As holders of 49% of the Class A membership units of FPS and OGL, the Company is exposed to the risk of loss of its entire investment. Additionally, pursuant to the Amended and Restated Limited Liability Company Operating Agreements for both FPS and OGL, Class A members can be required to contribute additional funds for operating costs to the extent such operating costs exceed available cash held by FPS or OGL and for expansion projects as voted upon by the Class A members.

5.	Members’ Equity
There is one class of equity units (the “Units”), as established by the LLC Agreement, which may be divided into one or more types, classes, or series, in accordance with the terms and conditions of the LLC Agreement. The Units shall have the privileges, preferences, duties, liabilities, obligations, and rights set forth in the LLC Agreement. There were 10,000 units authorized and outstanding as of December 31, 2016 and 2015.

For purposes of adjusting the capital accounts of the members, the net profits, net losses, and, to the extent necessary, individual items of income, gain, loss and deduction, for any fiscal year, or other period, shall be allocated among the members in a manner such that the adjusted capital account of each member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to then distributions that would be made to such member if the Company were dissolved, its affairs wound up, and its properties sold for cash equal to their gross asset values, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the gross asset value of the asset securing such liability), and the net assets of the Company were distributed to the members immediately after making such allocation.

On September 18, 2015, Toga, the majority owner of Stork Offshore Holdings, LLC (“Stork”) and an affiliate of ArcLight Asset Management, LLC, contributed their ownership interest in FPS (approximately 49%) to the Company. Subsequently, on September 18, 2015, American Midstream Delta House, LLC (an affiliate of American Midstream Partners, LP) (“AMID”), purchased a 26.33% interest in FPS, resulting in AMID owning an approximate 12.9% indirect interest in FPS.

On September 18, 2015, Toga, the majority owner of Otter Offshore Holdings, LLC (“Otter”) and an affiliate of ArcLight Asset Management, LLC, contributed their ownership interest in OGL (approximately 49%) to the Company. Subsequently, on September 18, 2015, AMID purchased a 26.33% interest in OGL, resulting in AMID owning an approximate 12.9% indirect interest in OGL.

During the period from September 9, 2015 (Inception) through December 31, 2015, FPS and OGL declared distributions totaling $48,992 to the Company. Simultaneously, the Company declared distributions of $48,992 to its members, Toga and AMID. The distributions were paid to the members by FPS and OGL on behalf of the Company.

EXHIBIT 99.1

During the year ended December 31, 2016, FPS and OGL declared distributions totaling $184,582 to the Company. Simultaneously, the Company declared distributions of $184,582 to its members, Toga and AMID. The distributions were paid to the members by FPS and OGL on behalf of the Company.

During the period from September 9, 2015 (Inception) through December 31, 2015, OGL paid accounting fees totaling $101 on behalf of the Company, which is reflected as a capital contribution in the statement of members’ equity.

During the year ended December 31, 2016, OGL paid accounting and legal fees totaling $233 on behalf of the Company, which is reflected as a capital contribution in the statement of members’ equity.

6.	Restatement
The 2015 financial statements have been restated to correct the investment in unconsolidated affiliates and equity in earnings of unconsolidated affiliates as a result of an error in the estimation of salvage value used to calculate 2015 depreciation expense in the FPS financial statements. The correction of this error had the following effects on the 2015 amounts previously reported (in thousands):

	2015 (As Previously Reported)	Restatement Adjustments	2015 (Restated)
Balance Sheet
Assets
Investment in unconsolidated affiliates	$214,824	$(1,402)	$213,422
Total assets	214,824	(1,402)	213,422
Liabilities and Members' Equity
Members' equity	214,814	(1,402)	213,412
Total liabilities and members' equity	214,824	(1,402)	213,422
Statement of Operations
Equity in earnings of unconsolidated affiliates	28,482	(1,402)	27,080
Net income	28,371	(1,402)	26,969

Changes are also reflected on the 2015 statement of members’ equity and 2015 statement of cash flows with no effect on cash flow from operations.

7.	Subsequent Events
The Company has evaluated subsequent events through March 3, 2017, which is the date these financial statements were available for issuance.